Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

ANNOUNCEMENT OF PREMIUM INCOME

This announcement is made to publish the information on the unaudited accumulated premium income of the Company to be released on China Insurance Regulatory Commission (“CIRC”)’s website.

Reference is made to the Company’s announcement dated 27 August 2004.

The accumulated premium income of the Company for the period from 1 January 2012 to 31 March 2012 was about RMB113.8 billion. The figure is to be released on CIRC’s website at www.circ.gov.cn.

The above information on premium income is unaudited.

By Order of the Board of China Life Insurance Company Limited Heng Kwoo Seng Company Secretary

As at the date of this announcement, the Board comprises:

Executive Directors: Non-executive Directors: Independent non-executive Directors:	Yuan Li, Wan Feng, Lin Dairen, Liu Yingqi Miao Jianmin, Shi Guoqing, Zhuang Zuojin Ma Yongwei, Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh

Hong Kong, 17 April 2012